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                                July 14, 2022

       Jeffrey Harris
       Chief Executive Officer
       SpringBig Holdings, Inc.
       621 NW 53rd Street, Suite 260
       Boca Raton, FL 33487

                                                        Re: SpringBig Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2022
                                                            File No. 333-266010

       Dear Mr. Harris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholder paid for
such securities.
   2. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in
the prospectus summary, risk factors, MD&A and use of proceeds section and disclose
that cash proceeds associated with the exercises of the warrants are dependent on the stock
price. As applicable, describe the impact on your liquidity and update the discussion
on the ability of your company to fund your operations on a
                                                        prospective basis with
your current cash on hand.
 Jeffrey Harris
FirstName  LastNameJeffrey Harris
SpringBig Holdings, Inc.
Comapany
July       NameSpringBig Holdings, Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
Risk Factors
Sales of our Common Shares..., page 11

3. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.
The Notes and related agreements restrict our ability to obtain additional debt and equity financing..., page 11

4. Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 45

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital. Additionally, address how the restrictive covenants resulting from the L1 Financing would affect or prohibit the company from raising additional capital.
General

6. Revise your prospectus to disclose the price that the selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholder acquired its shares and warrants, and the price that the public securityholders acquired their shares and warrants. To the extent applicable, disclose that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholder will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
 Jeffrey Harris
FirstName  LastNameJeffrey Harris
SpringBig Holdings, Inc.
Comapany
July       NameSpringBig Holdings, Inc.
     14, 2022
July 14,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Sarah M. Hesse, Esq.